EXHIBIT 99.1

Ero Copper to Release Fourth Quarter and Full Year 2024 Operating and Financial Results on March 6, 2025

VANCOUVER, British Columbia, Feb. 06, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (the “Company”) will publish its fourth quarter and full year 2024 operating and financial results on Thursday, March 6, 2025, after market close. The Company will host a conference call to discuss the results on Friday, March 7, 2025 at 11:30am Eastern time (8:30am Pacific time).

CONFERENCE CALL DETAILS

Date:	Friday, March 7, 2025
Time:	11:30am Eastern Time (8:30am Pacific Time)
Dial In:	Canada/USA Toll Free: 1-844-763-8274, International: +1-647-484-8814
Please dial in 5-10 minutes prior to the start of the call or pre-register using this link to bypass the live operator queue: https://dpregister.com/sreg/10196217/fe5a12f75d
Webcast:	Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=mvwyHhWr
Replay:	Canada/USA Toll Free: 1-855-669-9658, International: +1-412-317-0088 Country-specific dial-in numbers: https://services.choruscall.com/ccforms/replay.html
Replay Passcode:	2945658

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability
(604) 335-7504
info@erocopper.com